CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION'S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

December 6, 2012

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC 20549

RE: Airgas, Inc. - Commission File No. 1-9344
Airgas, Inc. Form 10-K for the Year Ended March 31, 2012 (Filed May 29, 2012)
Airgas, Inc. Response dated October 10, 2012

Dear Mr. Decker:

This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) in your letter, dated October 17, 2012, to Robert M. McLaughlin, our Chief Financial Officer, and via telephone on November 29, 2012, regarding the filings noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comments.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for certain of the information in this letter, including Exhibits I and II thereto, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83. Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

We have presented your original comments in italicized, bold type followed by our response to each comment below. As agreed to with the Staff, we are providing responses to comments 2 and 3 hereto, as our responses to comments 1, 4 and 5 were previously provided in a separate letter submitted to the Commission on November 20, 2012. Additionally, as per our discussion with Ms. Nudrat Salik on November 29, 2012, we are supplementing the response to comment 4 contained in our letter to the Commission dated November 20, 2012 with the requested additional information. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-002

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2012

Management's Discussion and Analysis

Results of Operations, page 18

2.
We note your response to comment two in our letter dated September 12, 2012. We continue to have difficulty understanding how your current presentation of same-store sales is appropriate. For example, it is unclear how you determined that the inclusion of acquired sales for periods prior to the actual acquisition is appropriate. In this regard, please remove this measure. Alternatively, you may present pro forma sales information pursuant to Article 11 of Regulation S-X. If you decide to present pro forma sales information, please ensure that you clearly show how you arrived at these pro forma amounts by reconciling these amounts to historical amounts and clearly showing how you calculated each of the pro forma adjustment amounts.

Airgas Response:

We agree to remove the reference to same-store sales going forward and will refer to our underlying business growth without the impact of acquisitions using the term “organic” or similar terminology. We will endeavor to create a methodology for calculating organic growth which identifies acquired sales under our management during the current period results of operations in order to separate growth due to acquisitions from organic growth. Alternatively, until we achieve a new methodology, we will present pro forma sales information pursuant to Article 11 of Regulation S-X as a supplement to the discussion of our results on a historical basis.

Below we have outlined two proposed presentations for illustrative purposes only using an excerpt from the Results of Operations section of Management's Discussion and Analysis from our Form 10-K for the year ended March 31, 2012. The first example presents the discussion of our consolidated sales results under a new methodology in which we calculate organic growth through the identification of acquired sales under our management in the current period results of operations. The second example presents the same discussion of our consolidated sales results supplemented by a pro forma presentation of our sales information in accordance with Article 11 of Regulation S-X. (Modification to the language included in our Form 10-K for the year ended March 31, 2012 is highlighted by underline and strikethrough, where appropriate. Note that the drivers for the changes in net sales year-over-year are assumed to be the same in both examples for simplicity purposes.)

Example 1: Methodology with no Adjustment to Historical Results

Airgas had net sales for the year ended March 31, 2012 (“fiscal 2012” or “current year”) of $4.7 billion compared to $4.3 billion for the year ended March 31, 2011 (“fiscal 2011” or “prior year”), an increase of 12%. ~~Total same-store sales~~ Organic sales increased 10%, with hardgoods up 14% and gas and rent up 7%. Acquisitions contributed 2% sales growth in the current year. The ~~same-store sales~~ organic sales growth for the current year was driven by both volume and price, with sales volumes up 6% and pricing up 4%. The increase in sales volumes reflects strength in the Company’s manufacturing, petrochemical and energy customers, with relative outperformance in the hardgoods business on the strength of welding and automation equipment sales. Higher pricing reflects a broad-based price increase on gas and rent effective March 1, 2011 and, to a lesser extent, an additional price increase on gas and rent effective December 1, 2011. The pricing actions were designed to offset rising product, operating and distribution

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-003

costs as well as support ongoing investments in production and distribution capabilities to support and efficiently meet the growing demands of the Company's customers.

Example 2: Use of Pro Forma Sales Information

Airgas had net sales for the year ended March 31, 2012 (“fiscal 2012” or “current year”) of $4.7 billion compared to $4.3 billion for the year ended March 31, 2011 (“fiscal 2011” or “prior year”), an increase of 12%. ~~Total same-store sales~~ On a pro forma basis, organic sales increased 10%, with hardgoods up 14% and gas and rent up 7%. Acquisitions contributed 2% sales growth in the current year on a pro forma basis. The ~~same-store sales~~ organic sales growth for the current year was driven by both volume and price, with sales volumes up 6% and pricing up 4%. The increase in sales volumes reflects strength in the Company’s manufacturing, petrochemical and energy customers, with relative outperformance in the hardgoods business on the strength of welding and automation equipment sales. Higher pricing reflects a broad-based price increase on gas and rent effective March 1, 2011 and, to a lesser extent, an additional price increase on gas and rent effective December 1, 2011. The pricing actions were designed to offset rising product, operating and distribution costs as well as support ongoing investments in production and distribution capabilities to support and efficiently meet the growing demands of the Company's customers.

The Company presents sales information on both a historic and pro forma basis. The pro forma presentation of sales provides a comparison of current year sales to prior year sales, adjusted for acquisitions. The Company believes that the comparison provides investors with meaningful insight into the Company's underlying (organic) business growth without the impact of acquisitions. The pro forma adjustments consist of adding acquired sales to current and prior year reported sales as if the acquisitions had occurred at the beginning of the prior year. Adjustments for acquired sales are based on the acquired companies' historical sales figures obtained during the due diligence process. The Company's pro forma sales information should be read as a supplement to, but not a replacement for, sales information as reported in the Company's consolidated financial statements.

The table below presents net sales for the Company for the current year compared to the prior year as reported in the Company's consolidated financial statements as well as on a pro forma basis.

	As Reported			Adjustments (a)		Pro Forma
	Years Ended March 31,		%	Years Ended March 31,		Years Ended March 31,		%
(In thousands)	2012	2011	Increase	2012	2011	2012	2011	Increase
Net sales	$4,746,283	$4,251,467	12%	$45,531	$92,557	$4,791,814	$4,344,024	10%
____________________

(a)
Adjustments to reported net sales related to the eight businesses acquired by the Company during the current year and were determined as if the acquisitions had occurred at the beginning of the prior year.

Financial Statements

Notes to the Financial Statements

Note 21. Summary by Business Segment, page F-43

3.
We note your response to comment three in our letter dated September 12, 2012. The financial information provided including the analysis of year over year changes in sales, sales (adjusted for the impact of acquisitions and divestitures), gross margin dollars, and operating margin dollars in Exhibit C indicates that certain regional distribution operating segments may exhibit different

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-004

economic characteristics and financial trends from other regional distribution operating segments. In this regard, please address the following differences when comparing each of the following regional distribution operating segments to other regional distribution operating segments. Please also address why these differences would not be considered an indication of differences in economic characteristics between the regional distribution operating segment compared to other regional distribution operating segments and your basis for concluding that each difference was only temporary:

•
Please address the higher average gross margin percentages presented in Appendix A as well as sales (adjusted for impact of acquisitions and divestitures), gross margin dollars, and operating margin dollars trends for the NCN regional distribution operating segment compared to other regional distribution operating segments;

•
Please address the higher average operating margin percentages presented in Appendix A for the Mid-America and Great Lakes regional distribution operating segments compared to other regional distribution operating segments;

•
Please address the lower average operating margin percentages presented in Appendix A as well as sales (adjusted for impact of acquisitions and divestitures), gross margin dollars, and operating margin dollars trends for the South regional distribution operating segment compared to other regional distribution operating segments;

•
Please address sales (adjusted for impact of acquisitions and divestitures) and gross margin dollars trends for the Great Lakes regional distribution operating segment compared to other regional distribution operating segments;

•
Please address the lower average operating margin percentages presented in Appendix A as well as the gross margin and operating margin dollars trends for the Nor Pac regional distribution operating segment compared to other regional distribution operating segments; and

•	Please address operating margin dollars trends for the West regional distribution operating segment compared to other regional distribution operating segments.

Airgas Response:

We believe that the following overall discussion of our distribution business with commentary on the operating results of specific regional distribution companies will clarify how we organize and manage our distribution business and why we believe that any differences between regional distribution companies are temporary in nature, ultimately supporting the economic similarity of the regional distribution companies we aggregate to form our Distribution business segment.

At the core of our company, we are a national integrated distribution business that provides a broad gas product line and supporting services offering, as well as a broad complementary hardgoods product line. We participate in all modes of gas distribution, from large bulk quantities to smaller quantities in cylinder or packaged form. The vision of our distribution business from the beginning was to create a national platform offering a complementary bundle of products and services to our customers.

The packaged gas industry in the U.S. continues to be highly fragmented, with roughly half of the market in the hands of local and regional independent distributors. We have built the Airgas distribution platform through more than 400 acquisitions since the Company's inception, and acquisitions continue to represent a vital component of our growth and profit improvement strategy. As we have developed our significant national platform over the years, we have increasingly put more emphasis on the operating effectiveness of our distribution business as a whole based on the full integration of our platform and broad product and service offerings.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-005

With the development of our distribution platform over the years, we have experienced an evolution in our organizational structure. In the 1990s, we had over 40 separate distribution companies, which over time we consolidated into twelve regional distribution companies, each of which was a separate legal entity. Recently, beginning in our fiscal 2012, we reorganized our distribution businesses into a single limited liability company (“LLC”) and formed four operating divisions, as further discussed in the following paragraph.

The strategy to realign our twelve regional distribution companies into four new divisions included the consolidation of regional company accounting and certain administrative functions into four newly created Business Support Centers (“BSCs”). Each division consists of three regional distribution companies (grouped based on geography) and one BSC, with new divisional management including divisional presidents and CFOs, and new divisionally-focused human resources and safety functions. Compensation for our new divisional management is aligned with the division's performance based on the underlying results of the group of regional distribution companies aggregating to each division. The driving forces behind the divisional alignment from a strategic growth perspective include accelerated sales growth through the full integration of our distribution platform and broad product and service offerings, pricing management, and administrative and operating efficiencies using the foundation of our new SAP information system platform. Refer to Exhibit I for an illustration of how the regional distribution companies have been reorganized into the four divisions, including gross and operating margin data aggregated at the divisional level.

The creation of the new divisional management and operating structure provides another perspective from which senior management of the Company views the business. While we also continue to review discrete financial information at the regional distribution company level, our primary focus is managing our distribution business as a whole while improving and expanding our total capabilities and offerings across the entire platform. The most significant investments (exclusive of acquisitions) over the past 10+ years in our distribution business have been in capabilities that transcend our regional distribution company boundaries, further integrating and tying our platform together. In addition to the divisional reorganization and LLC formation, examples of these investments include:

•	Creation of a national hardgoods purchasing center to consolidate purchases and vendor management across all of our regional distribution companies.

•	Creation of six national hardgoods distribution centers that replenish the regional distribution companies' inventory and also direct ship to the end customers of the regional distribution companies.

•
Establishment of a national accounts program which targets large, multi-location customers that conduct business across all of our regional distribution companies. Our national accounts program represents more than 20% of consolidated Airgas sales. The customers included in our national accounts program have delivered the highest growth to our business over the last decade, with that growth expected to continue into the future. The program was designed to deliver superior product and service offerings to these larger, multi-location customers, and presents us with strong cross-selling opportunities and a competitive advantage based on our national integrated distribution footprint and broad product line. We have national account leaders and specialists dedicated to this program, all working in concert with the divisions and regional distribution companies.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-006

•	Centralization on a national basis of our gas sourcing and bulk logistics management.

•
Implementation of a common information system (SAP) across all of our distribution businesses, further integrating the platform. SAP has enabled us to institute a strategic pricing initiative across our distribution businesses and to expand the telesales channel from the Airgas Safety business to the selling of gas and hardgoods to our end customers through the regional distribution companies.

In summary, our integrated distribution platform and business model, in the aggregate, provides the basis of how we manage, present and discuss our business with the investment community and our shareholders.

With respect to the individual regional distribution companies highlighted in the above request from the Commission, we continue to affirm our belief that our twelve regional distribution companies are economically similar and that any differences which have occurred over the period illustrated are temporary in nature. In Appendix B of our response letter to the Commission dated October 10, 2012, we provided a summary by regional distribution company of average annual sales growth over the five-year period ended March 31, 2012 plus budget data for the year ending March 31, 2013, adjusted for the impact of acquisitions and divestitures. Out of the twelve regional distribution companies, eight had average annual sales growth rates of [*] - [*]%, with two regions at [*]% and two regions at [*]% (refer to Exhibit II). The outliers were somewhat temporarily impacted by the relative pace coming out of the significant recessionary period during this time frame; however, over the long-term, we believe the growth rates among the regional distribution companies will more closely converge based upon the factors we describe in further detail below. Therefore, we believe that this represents a fairly narrow range overall, particularly in light of the challenging economic conditions that existed during this period.

For gross margin dollars, we performed an analysis similar to the sales example above in which we calculated the average annual gross margin dollar increase over the same time frame by regional distribution company, adjusted for the impact of acquisitions and divestitures (refer to Exhibit II). The summary illustrates that the average annual gross margin dollar growth rates strongly correlate to the sales growth rates for each regional distribution company, which indicates that the relative contraction and expansion of gross margins mirrored the sales growth rates during this volatile period, providing further supporting data as to the economic similarity of our regional distribution companies.

In summary, with respect to sales and gross margins over this extended period, we believe that the fairly narrow range in average growth rates for our regional distribution companies as well as the strong correlation between sales and gross margins support their similar economic characteristics and our aggregation of these operating segments to form our Distribution business segment.

With respect to the range of operating margin percentages indicated in Appendix A of our response letter dated October 10, 2012, we note that distribution businesses inherently carry lower operating margins relative to some manufacturing operations and thus, tend to be more volatile relative to sales and operating expense changes. In previous responses, we highlighted several factors that contribute to this variability between companies. Three of the more significant drivers are (1) density/cost structure, (2) sales mix and (3) management focus. The two regional distribution companies at the furthest ends of the average operating margin percentage range - Mid America at [*]% and South at [*]% - provide examples of the temporary variances that can occur based on these and other drivers.

Mid America is one of our more mature regional distribution companies, having been part of Airgas for a longer period of time than South. Over the years, acquisitions and organic growth have created a much

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-007

greater density - referring to the relative concentration of customers within the local business radius - for Mid America than for South to this point. The economic radius for the distribution of heavy cylinders (the primary thrust of our distribution business) is 50 - 75 miles. Density is a significant driver of our profitability, with the goal of increasing sales volumes within the respective local delivery areas to cover the fixed base of operating expenses and leverage distribution efficiencies. Our acquisition strategy, in part, is to increase density at all of our regional distribution companies, including a focus at those locations where opportunities exist to most significantly improve our density levels, such as for South. In fact, we recently completed an acquisition at our South business that represented one of our larger acquisitions for fiscal 2012, with a number of others currently in the pipeline for South. Differences in density impact operating margins until the respective regional distribution company footprint is expanded, whether filled through acquisitions or organic growth. Thus, we believe these differences are more temporary in nature and will ultimately converge over the long-term, as regional distribution companies such as South pursue consolidation opportunities and continue to fill-in their service territories, as well as continue to successfully execute organic growth strategies.

Another temporary factor in operating margin differences is the sales mix of the respective regional distribution companies, and namely the mix of gas and hardgoods sales. The gas component of our business tends to be more profitable than hardgoods, and changes in the mix of gas and hardgoods sold may lead to differences in relative profitability. During the period under review, the gas component of Mid America's sales was higher than that of South, contributing to the higher operating margin. Since each regional distribution company sells the same suite of products and services to our customers, and because each of these companies serves a similar and diverse end customer base covering many industries, variations between the regional distribution companies in terms of the relative sales mix tend to more closely converge over time. These types of temporary differences will also be further mitigated as we continue to expand our previously described national accounts program.

Finally, management focus at the local level is a significant driver of individual regional distribution company profitability. Over the last few years, we have undertaken an initiative to implement SAP across our distribution platform, with plans to expand it to almost all of the Company's business units. During this time, South served as the pilot regional distribution company, as the implementation has been achieved in stages by regional distribution company. As a result, South was most directly impacted in terms of its operating performance over the last two and a half years, as the learning curve was steepest for this regional distribution company, thereby contributing to incremental operating expenses. As we gained experience with each successive regional distribution company implementation, these companies were not as significantly impacted as South. Although the overall implementation of SAP for our entire distribution platform has not caused significant disruptions or resulted in a material impact on the Company's operating results, the management at South as the pilot business unit experienced considerable sales and operating disruptions over this period of time. In addition to the SAP implementation, South also served as the pilot regional distribution company for our strategic pricing initiative as well as the rollout of our telesales channel to our regional distribution companies. Again, local management had to endure significant challenges as the pilot region in these endeavors, including having to skip one Company-wide price increase, negatively impacting South's operating margin.

We firmly believe, however, that all of the examples provided which have adversely impacted our South regional distribution company are temporary rather than permanent economic differences. South is already beginning to recover, with an operating margin percentage that has increased [*] basis points in the first six months of our current fiscal year ended September 30, 2012 as compared to the same period in the prior year. We believe that South, along with our other regional distribution companies, should ultimately be performing at a minimum in the [*] with respect to operating margin percentages. For South

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CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-008

in particular, this evaluation is based on future pricing optimization opportunities, solid execution of strategic growth and operational efficiency initiatives, density from recent and future acquisitions, as well as other synergies from recent acquisitions yet to be realized.

We performed the above analysis using the Mid America and South regional distribution companies since these two operating segments were at each end of the range of average operating margin percentages, which as previously described, exhibits the highest range of variability among the sales, gross margin and operating margin measures for our regional distribution companies. The other regional distribution companies listed in the comment above — NCN, Great Lakes, Nor Pac and West — are also impacted by the same aforementioned primary drivers and other factors which are indicative of temporary rather than permanent differences in economic characteristics. For instance, we recently [*]. We believe that Nor Pac, similar to South, will also benefit from future pricing optimization opportunities, solid execution of strategic growth and operational efficiency initiatives, and density from future acquisitions. Additionally, we recently sold a number of Canadian branches in the Nor Pac region that did not fit with our distribution footprint; thus, Nor Pac will temporarily experience a lower growth level than the growth levels of the other regional distribution companies. Great Lakes experienced benefits to sales, operating margin and gross margin from greater density through significant acquisitions which occurred during and immediately prior to this period. Great Lakes also exhibited an earlier rebound in sales after the recession in the U.S. than the other regional distribution companies, but recently sales growth rates have fallen in-line with the sales growth rates of the other regional distribution companies. Finally, while the higher average gross margin percentages for NCN and West have benefited from a favorable sales mix compared to several other regional distribution companies over the period presented, their respective operating margins are in-line with the total average of all of the regional distribution companies.

A final point of emphasis supporting the economic similarity of our twelve regional distribution companies is the recent alignment of these companies into four new divisions. With the last of our regional distribution companies scheduled to implement SAP by the end of our current fiscal year, all of our regional distribution companies will be operating on the same information system platform, included as part of the same legal entity and fully embedded in the new operating divisions. The management structure at the divisions has been established to drive best practices across the regional distribution companies, thereby enhancing profits with a particular focus on those in the lower quartile. When viewed at the division level, the variability that exists among the regional distribution companies is significantly reduced. For example, average operating margin percentages for the four divisions over the five-year period ended March 31, 2012, plus budget for fiscal 2013, range from [*]% to [*]% as detailed in Exhibit I, which represents a much more narrow range than when reviewing the average operating margins for the individual regional distribution companies. Interestingly, the two regional distribution companies contrasted above, namely Mid America and South, are actually included in the same division. We have already seen an enhancement to profits for South, and we expect that the divisional structure will further optimize the cost structure of our distribution businesses through the leveraging of best practices and elimination of redundancies.

To summarize, we view our distribution business in the aggregate as a highly integrated platform. We strongly believe that the regional distribution companies have similar economic characteristics and that variations in operating results are temporary in nature. When these businesses are aggregated, we believe this presents the most meaningful view for all of our stakeholders to assess the future prospects of our business and cash flows. It is important to note that no individual regional distribution company would meet the criteria to be separately identified as a reportable segment, and we do not believe that segregating any portion of our Distribution business segment would provide a more meaningful presentation to the users of our financial statements. Our new divisional structure provides another example of the

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CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-009

continuing integration of our distribution platform, with one of the key goals to reduce the temporary variations in performance of our regional distribution companies. Thus, we believe that we have appropriately aggregated the operating segments that form our Distribution business segment.

4.
In Exhibit A of your letter dated September 6, 2012, you provided sales, gross margin, and operating margin amounts for each operating segment included in the Distribution reportable segment. For each of the three years ended March 31, 2012, please provide us with a reconciliation between the total of these sales, gross margin, and operating margin amounts presented in Exhibit A to the amounts reported in your note to the financial statement for the Distribution reportable segment. Please explain to us how you have reflected intercompany transactions that occur entirely within the Distribution reportable segment as well as intercompany transactions that occur between the Distribution reportable segment and parts of the registrant outside of this reportable segment in the amounts shown in your segment footnote for each period presented. If you do not eliminate intercompany transactions that occur entirely within the Distribution reportable segment in arriving at the amounts presented in the segment footnote for that reportable segment, please also explain to us your basis for not eliminating them.

Airgas Response:

As per the Staff's request, we are supplementing the response to our letter to you dated November 20, 2012 with the following additional information.

For reference, the following tables are reproduced (excluding the explanatory footnotes) from our response to comment 4 in the letter dated November 20, 2012:

	Sales
(In thousands)	2012	2011	2010
Distribution operating segments	[*]	[*]	[*]
Eliminations	[*]	[*]	[*]
Distribution business segment	$4,234,869	$3,810,136	$3,478,475

	Gross Margin
(In thousands)	2012	2011	2010
Distribution operating segments	[*]	[*]	[*]
Other	[*]	[*]	[*]
Distribution business segment	$2,316,761	$2,118,080	$1,948,814

	Operating Margin
(In thousands)	2012	2011	2010
Distribution operating segments	[*]	[*]	[*]
Other	[*]	[*]	[*]
Distribution business segment	$542,684	$469,105	$384,530

We confirm that the amounts included in the “Eliminations” line item in the sales table above include only the elimination of intercompany sales between operating segments within the Distribution business segment, excluding Airgas Merchant Gases, Airgas Specialty Gases and Airgas Safety, sales of which are

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-010

presented net of intercompany sales for our internal reporting purposes based on the vertically-integrated nature of their operations.

With respect to the amounts included in the “Other” line items in the gross margin and operating margin tables above, these amounts represent items impacting both gross and operating margins which are not allocated to individual operating segments for internal reporting purposes, but are inclusive of amounts attributable to the Distribution business segment. A further disaggregation of these items is included in the following tables, along with explanations of the significant items:

	Gross Margin - Components of “Other”
(In thousands)	2012	2011	2010
[*] (a)	[*]	[*]	[*]
LIFO change in accounting principle (b)	1,045	810	(54)
Total other items	[*]	[*]	[*]

Operating Margin - Components of “Other”
(In thousands)	2012	2011	2010
Total other gross margin items per above	[*]	[*]	[*]
[*] (c)	[*]	[*]	[*]
[*] (d)	[*]	[*]	[*]
Total other items	[*]	[*]	[*]
____________________

(a)	[*]

(b)
Effective January 1, 2012 (fiscal 2012), we changed our method of accounting for the portion of our hardgoods inventory valued using the last-in, first-out (“LIFO”) method to the average-cost method. We applied this change in accounting principle through retrospective application to the prior years' financial statements. Due to the retrospective nature of this accounting policy election, we did not allocate the impact of the change to the results of the individual operating segments.

(c)	[*]

(d)	[*]

Our response dated November 20, 2012 should have referred only to the elimination of intercompany sales from AMG, ASG and Airgas Safety to other operating segments within the Distribution business segment, and not to the elimination of the associated gross margin. This is consistent with the explanations provided in tickmarks 'I' and 'K' included in Exhibit C to our response letter dated September 6, 2012. We apologize for any confusion this may have caused.

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CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-011

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to have a dialogue with you. Please contact the undersigned for any additional discussion (direct dial 610-902-6222; fax 610-225-3271).

Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc: Peter McCausland, Executive Chairman
Mike Molinini, President and Chief Executive Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Christopher Hall, Director of Financial Reporting
Melissa Violand, Manager of Financial Reporting
James Hamill, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
John Walker, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-012

EXHIBIT I

Distribution Business Segment

Average Gross Margin Percentage and Average Operating Margin Percentage by Division

Years Ended March 31, 2008 Through March 31, 2013(a)

	Gross Margin %	Operating Margin %
East	[*]	[*]
Great Lakes	[*]	[*]
North Central	[*]	[*]
North Division	[*]	[*]

Mid America	[*]	[*]
South	[*]	[*]
National Welders	[*]	[*]
South Division	[*]	[*]

Intermountain	[*]	[*]
Mid South	[*]	[*]
Southwest	[*]	[*]
Central Division	[*]	[*]

Nor Pac	[*]	[*]
NCN	[*]	[*]
West	[*]	[*]
West Division	[*]	[*]
____________________

(a)	Data for the year ending March 31, 2013 represents budget.

Note: The regional distribution company percentages included above are consistent with the presentation in Appendix A to our response letter dated October 10, 2012. The divisional percentages included above were calculated based on the respective inputs (sales, gross margin and operating margin) at the divisional levels for each year, with straight averages then taken across all years (as opposed to using a straight average of each division's regional company averages). Additionally, the divisional percentages reflect the results of the Gulf States regional distribution company, which was merged into South and Southwest on June 1, 2008, in the respective divisional percentages for the periods through the dissolution date.

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CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-013

EXHIBIT II

Distribution Business Segment
Regional Distribution Companies

Average Annual Sales and Gross Margin Dollar Growth Rates Adjusted for the Impact of Acquisitions and Divestitures

Years Ended March 31, 2008 Through March 31, 2013(a)

Operating Segment	Average Annual Sales Growth Rate	Average Annual Gross Margin Growth Rate
East	[*]	[*]
Great Lakes	[*]	[*]
North Central	[*]	[*]
Mid America	[*]	[*]
South	[*]	[*]
National Welders	[*]	[*]
Intermountain	[*]	[*]
Mid South	[*]	[*]
Southwest	[*]	[*]
Nor Pac	[*]	[*]
NCN	[*]	[*]
West	[*]	[*]
____________________

(a)	Data for the year ending March 31, 2013 represents budget.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.